UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of the September 29, 2025 Extraordinary General Meeting

Fenbo Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), held its extraordinary general meeting of the shareholders of the Company (the “Meeting”) on September 29, 2025, at 10:00 a.m. (Hong Kong time) at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. As of the record date of September 15, 2025, a total of 11,062,500 ordinary shares were issued and outstanding and entitled to vote at the Meeting. Holders of a total of 8,300,000 ordinary shares voted at the meeting in person or by proxy, which constituted a quorum as of the record date of September 15, 2025. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Adoption of the Amended and Restated Memorandum and Articles Of Association

To approve a proposal, by way of a special resolution that, the Company adopt the amended and restated memorandum and articles of association (the “ARM&A”) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, a copy of which is filed to the notice of the Meeting previously furnished on the Form 6-K filed with the Securities And Exchange Commission on September 19, 2025, as Exhibit 99.3, with immediate effect.

This proposal was approved as follows:

For	Against	Abstain
8,300,000	0	0

2. Change of Share Capital

To approve a proposal, by way of an ordinary resolution that, the authorized share capital of the Company be changed with immediate effect from US$30,300 divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each, to US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each.

This proposal was approved as follows:

For	Against	Abstain
8,300,000	0	0

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2. Redesignation of Shares

To approve a proposal a proposal, by way of a special resolution that, the shares of the Company be redesignated with immediate effect as follows:

(i)	the 8,000,000 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the name of Luxury Max Investments Limited be redesignated as 8,000,000 issued class B ordinary shares of US$0.0001 each (the “Class B Ordinary Shares”), having the rights and subject to the restrictions set out in the ARM&A;

(ii)	the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”), having the rights and subject to the restrictions set out in the ARM&A;

(iii)	the 281,937,500 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 281,937,500 authorized but unissued Class A Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A;

(iv)	the 7,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 7,000,000 authorized but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A; and

(v)	the 3,000,000 authorized but unissued preference shares of par value of US$0.0001 each in the capital of the Company be redesignated as 3,000,000 authorized but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A.

This proposal was approved as follows:

For	Against	Abstain
8,300,000	0	0

The information contained in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fenbo Holdings Limited

Date: September 30, 2025	By:	/s/ Huang Hongwu
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director

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